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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                    FORM N-5

              REGISTRATION STATEMENT OF SMALL BUSINESS INVESTMENT
                COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940

                              BERTHEL SBIC, LLC
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               (Exact name of registrant as specified in charter)

               100 Second Street SE, Cedar Rapids, Iowa 52401
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                    (Address of principal executive offices)

                           Leslie D. Smith, Secretary
                               Berthel SBIC, LLC
                              100 Second Street SE
                            Cedar Rapids, Iowa 52401

                                with a copy to:

                                David E. Gardels
                               H. Dale Dixon III
                            Dixon & Jessup Ltd., LLP
                         1800 One First National Center
                          Sixteenth and Dodge Streets
                            Omaha, Nebraska 68102
--------------------------------------------------------------------------------
                    (Name and address of agent for service)



                                 Page 1 of 104
                        Exhibit Index Appears on Page 23



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                                     PART I

              INFORMATION REQUIRED IN REGISTRATION STATEMENT UNDER
                       THE INVESTMENT COMPANY ACT OF 1940


ITEM 1.  ORGANIZATION AND BUSINESS.

     Berthel SBIC, LLC (the "Registrant") organized as a limited liability company under the laws of the State of Delaware on May 13, 1997. The Registrant is a wholly-owned subsidiary of Berthel Growth & Income Trust I (the "Trust"), a business trust organized under the laws of the State of Delaware on February 10, 1995, which has elected to be regulated as a business development company (a "BDC") under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Registrant has received the preliminary approval of the Small Business Administration (the "SBA") and has been notified by the SBA that it may submit an application for a license to operate as a small business investment company ("SBIC") under the Small Business Investment Act of 1958. On May 15, 1997, the Registrant submitted its SBIC application to the SBA.

     The Registrant proposes to operate as a non-diversified closed-end investment company which will elect to be regulated as a BDC under the Investment Company Act.

     The investment objective of the Registrant is to provide long term capital appreciation in the value of its net assets and to achieve current income principally by making debt, mezzanine, and equity investments through private placements in privately- and publicly-owned companies. The Registrant will invest primarily in mid- to late- stage companies. Typically, these companies will have been operating for several years and have proven revenues and cash flows. On a selected basis, early-stage financing will be considered but only when capital appreciation is expected to be extraordinary. The size of investments will range from $500,000 to $1,000,000. The Registrant's primary investment area will be the Midwest, between the Rocky Mountains and the Appalachian Mountains. Management believes that the Midwest is greatly underserved with a significant demand for the financing contemplated by the Registrant with very few venture capital firms serving these needs. In addition, the Registrant may selectively invest throughout the United States. The Registrant intends to follow a prudent investment strategy that entails investing in a wide range of industries. The Registrant has a significant interest and experience in the telecommunications industry and anticipates continued involvement in this field as well as industries that have proven technologies and manufacturing processes that are consistent with areas of expertise of key individuals involved with the Registrant or individuals readily available to the Registrant.








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ITEM 2.  FUNDAMENTAL POLICIES OF THE REGISTRANT.

     The Registrant will elect to be regulated as a BDC under the Investment Company Act. Generally, to be eligible to elect BDC status, a company must engage in the business of furnishing capital and offering significant managerial assistance to Eligible Portfolio Companies, as defined in the Investment Company Act, that do not have ready access to capital through conventional channels. As a BDC, the Registrant will be subject to certain provisions of the Investment Company Act, and certain of its proposed operations will be subject to review by the Securities and Exchange Commission (the "Commission"). In accordance with the sections of the Investment Company Act applicable to BDCs, a BDC may not change the nature of its business so as to cease to be, or withdraw its election as, a BDC, unless authorized by vote of a majority, as defined in the Investment Company Act, of the Company's voting securities. As noted above, the Registrant is a wholly-owned subsidiary of Trust, which is also a BDC. Accordingly, the Registrant will not withdraw such election or change its objective of seeking capital appreciation and current income unless, in either case, such action is authorized by a vote of a majority of the outstanding voting securities of the Registrant and by a vote of a majority of the outstanding voting securities of the Trust.

     In accordance with the Registrant's investment strategy that entails investing in a wide range of industries, the Registrant will not concentrate its portfolio investments in any particular industry. Nevertheless, the Registrant has a significant interest and experience in the telecommunications industry and anticipates continued involvement in this field as well as industries that have proven technologies and manufacturing processes that are consistent with areas of expertise of key individuals involved with the Registrant or individuals readily available to the Registrant.

     The Registrant may borrow money and issue senior securities to the extent permitted to a BDC under the Investment Company Act, for the purpose of making investments or for temporary or emergency purposes. A BDC may issue and sell senior securities if, immediately after such issuance or sale, the securities will have asset coverage of at least 200%.

     The Registrant may issue and sell senior securities, in the form of subordinated debentures, within applicable SBIC limitations. An SBIC may borrow money through subordinated debentures in an amount up to 300% of its combined paid-in capital and paid-in surplus, but not in excess of $90 million in the aggregate. Subordinated debentures may be issued for a term not exceeding ten years and bear interest at a rate determined by the United States Secretary of the Treasury. The Investment Company Act senior securities asset coverage requirements noted above will not be applicable to the Registrant's SBA borrowings. Congressional funding for the SBA, or changes in the SBA regulations may have an adverse impact on the future ability of the Registrant to issue such securities.

     The Registrant may invest up to 100% of its total assets in securities
acquired directly from issuers in privately negotiated transactions.   With
respect to such securities, the Registrant may, for




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the purposes of determining the availability of registration exemptions in connection with public resale, be deemed an "underwriter," as that term is defined in the Securities Act of 1933, as amended (the "Securities Act").

     The Registrant will not (1) act as an underwriter of securities of other issuers (except to the extent that it may be deemed to be an "underwriter" under the Securities Act, as described above); (2) purchase or sell real estate or real estate investment trusts (except that the Registrant may purchase and sell real estate or interests in real estate in connection with the orderly liquidation of investments, and may own the securities of companies or participate in partnerships that are in the business of buying, selling or developing real estate); (3) sell securities short; (4) purchase securities on margin (except to the extent that it may fund portfolio security investment with the proceeds from the sale of SBA-guaranteed debentures); (5) make loans to other persons (other than with respect to investments in Portfolio Company debt securities which were not the subject of a public distribution); or (6) engage in the purchase or sale of commodities or commodity contracts, including futures contracts.

ITEM 3.  POLICIES WITH RESPECT TO SECURITIES INVESTMENTS.

     The Registrant has adopted the following investment policies. Except for the investment objective of the Registrant, these policies are not considered to be fundamental policies of the Registrant and may be changed from time to time by the Registrant's managing member.

Investment Objective

     The investment objective of the Registrant is to provide capital appreciation potential and current income by investing primarily in private placements of subordinated debt, preferred stock, and related equity securities in small businesses.

Stage of Investments

     After the Registrant has completed its initial selection of portfolio investments, of the total dollar amount of portfolio investments of the Registrant at any given time, the Registrant expects to have approximately 41% invested in debt securities with equity features, approximately 36% in yield-bearing stock, and approximately 23% in no-yield stock. Investments will primarily be in mid- to late-stage companies. Typically, these companies will have been operating for several years and have proven revenues and cash flows. Pratts Guide to Venture Capital Sources characterizes this sort of financing as "expansion financing" and defines these financings as second-stage financing (for companies that are producing and shipping but may not be profitable) and third-stage financing (for companies experiencing sales volume increases and are breaking even or profitable). On a selected basis, early-stage financing will be considered but only when capital appreciation is expected to be extraordinary.





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Geographic Preference

     The Registrant's primary geographic investment area will be the Midwest,
between the Rocky Mountains and the Appalachian Mountains.   The Registrant
will also selectively invest in companies located throughout the United States that may not be located in the Midwest.

Industry Preference

     The Registrant intends to follow a prudent diversification strategy that entails investing in a wide range of industries. The Registrant has a significant interest and experience in the telecommunications industry and anticipates continued involvement in this field as well as industries that have proven mundane technologies and manufacturing processes that are consistent with areas that key individuals involved with the Registrant, or individuals readily available to the Registrant, can provide their expertise in evaluating and monitoring the investment.

     The Registrant will not acquire the securities of other investment companies, except to the extent that distributions or loans to the Trust could be deemed to be the acquisition of securities of the Trust. Sections of the Investment Company Act applicable to BDCs may limit the ability of the Registrant to make any such distributions or loans to the Trust, and accordingly, such distributions and loans will be made only upon qualification for or receipt of any necessary exemptions.

Size of Investments

     Typical investments will average $500,000 to $1,000,000, taking into consideration possible follow-on investments. If the Registrant is able to obtain the maximum amount of leverage permitted under SBIC regulations, the Registrant will have $18,500,000 invested over a period of four years and an additional $2,000,000 reinvested by year seven. Assuming this level of full investment by year seven, the Registrant expects that approximately 25 portfolio companies will be involved with an average investment of approximately $820,000. As provided in SBA regulations, the Registrant will not invest more than 20% of its regulatory capital in a single business without the prior approval of the SBA. In addition to financing "Small Business" as defined by the SBA regulations, the Registrant will also have at least 20% of the dollar amount of financings in Smaller Businesses.

Portfolio Company Profile

     In evaluating a potential investment, the Registrant will consider many factors that are crucial for a successful investment: the management team, market opportunity, operations, the participation of other investors, and pricing.

     Management. The management of a Portfolio Company is usually the most crucial factor impacting an investment's success. The Registrant will seek portfolio companies having






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management teams with integrity that possess the experience and skill required to accomplish the Portfolio Company's objectives. The management team's commitment to a Portfolio Company is also critical to success. The Registrant will expect that a Portfolio Company's management team will own or have the right to acquire a significant ownership position in the Portfolio Company. Finally, management of a Portfolio Company must have objectives compatible with those of the Registrant. For example, in situations where an investment has an equity component, Portfolio Company management must be willing to work closely as a partner with the Registrant and have the objective of increasing shareholder value and ultimately generating liquidity for the investment.

     Market Opportunity. Market opportunity for a Portfolio Company is also important to the success of an investment. A Portfolio Company should have a substantial opportunity to grow its revenues through (1) favorable growth characteristics of the markets it serves; (2) expanding into new markets and/or
(3) growing its revenues through capturing greater market share within a particular market. In certain more mature situations, a Portfolio Company may not have a substantial opportunity to grow revenues, and in those cases, the Portfolio Company must have a substantial and defensible position in the market it serves.

     Operations. Historic and current operating performance will be important when considering an investment for the Registrant. Portfolio companies in which the Registrant acquires yield bearing securities must have adequate positive cash flow to service these securities. A Portfolio Company's projected performance will be analyzed and reviewed for reasonableness. A Portfolio Company's ability to meet the requirements of the proposed investment will also be analyzed. Since current yield bearing securities require future cash flows to service debt or make dividend payments, the projected performance of a Portfolio Company must be adequate to meet those needs. Further, since the Registrant will frequently be a long-time equity investor in a Portfolio Company, the projected valuation of the Portfolio Company is critical to the projected rate of return and the pricing of the investment. Projected valuations are based upon projected performance.

     Participation of Other Investors. The Registrant may be the sole investor or the lead and/or participating investor when investing with other professional investors or lenders, public or private, including other SBICs. Other investors may include other BDCs, SBICs, institutional investors, and venture capital groups. The investment position of the Registrant and its co-investors, if any, in portfolio companies will typically involve a substantial ownership interest, however, in accordance with SBA regulations, the Registrant will not exercise Control of the Portfolio Company, except for those instances in which Temporary Control, as defined in the SBA regulations, is permitted. Co-investments with any other fund managed by the Registrant's investment adviser are covered by a specific policy to assure that the terms of the co-investments are not less advantageous to the Trust and the Registrant that to the other fund. Please see, "TRANSACTIONS WITH AFFILIATES."

     Pricing. Pricing of an investment in a Portfolio Company is the single most important element of any investment affecting that investment's rate of return, assuming that all other factors




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are equal.  Only those investments that meet or exceed the Registrant's projected internal rate of return will be considered for investment purposes.

Deal Flow

     It is expected that investment opportunities will be identified for the Registrant principally by Berthel Fisher & Company Planning, Inc. (the "Investment Adviser"). Investment proposals may, however, come directly to the Registrant or to the Investment Adviser from other third party sources, including unsolicited proposals from management of prospective portfolio companies, the public, and referrals from banks, lawyers, accountants and members of the financial community. As of May, 1997, the Investment Adviser had received approximately 300 requests for financing, totaling approximately $875 million, in the past 18 months. Approximately half of the requests representing 58% of the dollar amount have come from companies located in the target geographic region. Further, approximately $250 million of requests, or 29%, have come from companies located in Iowa, Kansas, and Missouri. The highest percentage of dollar requests have come from companies in the following industries: telecommunications, mobile communications, pagers, cellular, leisure and recreation products and services, food and beverage, and financial services. However, as noted above, diversity is important and requests have come from companies representing over 130 separate SIC codes as classified in the Venture Economics SIC code mapping.

Due Diligence

     The primary responsibility for the due diligence required in evaluating an investment will be dependent upon James D. Thorp and Michael H. Reynoldson. However, the experience and expertise of the officers, directors and employees of the Investment Advisor will be essential in evaluating products, markets, industry trends, financial requirements, competition and management associated with a prospective Portfolio Company. Where appropriate, the Investment Adviser may engage on behalf of the Registrant third party experts and consultants to assist it with the evaluation of certain investment opportunities. An extensive due diligence process will cover four major areas -- management, financials, operations and legal. Management due diligence will include personal interviews, reference checks, resume review and verification. Financial due diligence will include evaluation of financial statements for at least five years, interim financials, budgets, variance reports, projections, agings, taxes, and capital structure. Operations due diligence will include a review of a current business plan, product analysis, technological assessments, review of significant contracts, professional agreements, insurance, employee agreements, vendor agreements, customer rankings, organization chart, industry analysis, competition analysis, and customer site lists. Legal due diligence will include past, pending, and/or outstanding litigation, articles of incorporation, bylaws, board and executive committee minutes, capital structure, intellectual property, and significant agreements.







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Investment Decisions

     Following the due diligence process, the Investment Adviser will prepare a detailed recommendation for investment that must be unanimously approved by the Management Board. The investment recommendation will include, among other things, a description of the Portfolio Company, annual current and projected performance for the Portfolio Company, and the principal proposed terms of the recommended investment.

Investment Documentation

     The Registrant will make its investments pursuant to comprehensive investment documents which set forth the economic terms of the investment, contain comprehensive representations and warranties that confirm the Registrant's due diligence, require verification of the use of investment proceeds, contain covenants concerning the future operation of the Portfolio Company, afford Registrant with the right of first refusal to purchase new issuances of Portfolio Company securities, provide Registrant with information, inspection, and other rights to enable it to monitor its investment, require the Portfolio Company to provide information concerning the "economic impact" of the Registrant's investment which will enable the Registrant to complete page 22 of SBA Form 468, and provide for Registrant's exit from the investment (demand and/or piggyback registration rights, co-sale rights with significant investors, and puts of securities held by the Registrant which conform to SBA Regulation 107.850).

Monitoring of Investments and Company Support

     The officers of the Registrant and employees of the Investment Adviser will be responsible for monitoring the Registrant's investments and providing continuing support to portfolio companies.

     The Registrant will require portfolio companies to provide the Registrant with unaudited monthly financial statements (including a management discussion and comparative figures from the prior year and variances from the company's budget), annual audited financial statements, annual budgets, an annually revised business plan, information provided to directors, shareholders, and applicable regulatory agencies, and reports of extraordinary events, such as significant litigation. The Registrant will supplement its review of such materials with periodic meetings with the management of portfolio companies. Registrant expects that its officers and other persons with specific industry related expertise designated by the Registrant will serve on the board of directors of portfolio companies or will have visitation rights at board of directors meetings.

     Registrant expects that it will be able to provide portfolio companies with significant management advice and assistance with respect to such matters as the capital needs and structure of the business, budgets, diversification strategy, management additions and replacements, and the development of a public market or other liquidity alternatives for the securities of the Portfolio




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Company.  The Registrant will advise portfolio companies concerning the use of third party consultants and professional advisers, as well as general business strategy. The Registrant and the Investment Adviser expect to have significant business experience, analytical ability, resources and contacts which we expect to be of assistance to Portfolio Companies.

Exit Strategy

     Prior to making an investment, the Investment Adviser will explore all options for exiting an investment and work closely with the Portfolio Company management to share expectations for liquidating the investment. The Registrant will work closely with each Portfolio Company to develop different alternatives to provide liquidity of the Registrant's investment. These activities may include, among other things, providing counsel and advice with respect to positioning the Portfolio Company for a public offering, assisting the Portfolio Company in engaging an underwriter for a public offering, providing counsel and advice with respect to positioning the Portfolio Company for sale to a third party acquirer and assisting the Portfolio Company in engaging an investment banker or other professional to locate a third party acquire. In structuring investments, the Investment Adviser will be aggressive in negotiating the appropriate rights and agreements with a prospective Portfolio Company with respect to the method and timing of the disposition of the Registrant's investment. These rights affecting liquidation of securities may include items such as put rights, acceleration rights, co-sale rights, rights of first refusal, and certain rights to have a Portfolio Company's securities owned by the Registrant or others sold as part of an offering or other disposition by the Portfolio Company. The Registrant will comply with SBA Regulations 107.845 and 107.850 in connection with Portfolio Company exit strategies.

     The Registrant anticipates that its portfolio investments generally may take from three to seven years from the date of initial investment to reach a stage of maturity such that realization on any equity component of the Registrant's investment can be achieved. Transaction structures will typically not provide for repayment of the principal portion or liquidation of portfolio investments for several years following the date of investment.

Valuation Policy

     The Registrant's portfolio investments will be valued individually and in the aggregate at least quarterly. The Registrant has adopted the SBA Model Valuation Guidelines. Generally, these guidelines provide that publicly traded equity securities are valued by taking the average of the close (or bid price in the case of over-the-counter equity securities) for the valuation date and the preceding two days. This policy differs from the Commission's guidelines which utilize only a one-day price measurement.

     All other investments are valued at fair value as determined in good faith by the Registrant's Management Board. Interest-bearing securities shall be valued in an amount not greater than cost, with unrealized depreciation being recognized when the value is impaired. The fair value of




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convertible debt securities may be adjusted to reflect the value of the underlying equity security net of the conversion price. Warrants and options shall be valued at the excess of the underlying equity security over the exercise price. Equity securities of private companies shall be valued initially at cost. Thereafter, the fair value of such equity securities may be adjusted based upon subsequent significant equity financings, price-to-earnings ratios, cash flow multiples and other pertinent factors, discounted for illiquidity.

Transactions with Affiliates

     Co-Investments with the Trust and Managed Affiliates. The Registrant has applied for an order of the Commission permitting it to make certain investments in participation with its parent company, the Trust. In addition, from time to time, the Registrant and/or the Trust may co-invest with other funds managed by the Investment Adviser or its affiliates ("Managed Affiliates"). There are presently no Managed Affiliates. The Registrant and the Trust also have applied for an order of the Commission exempting such co-investments with Managed Affiliates, subject to certain conditions. These conditions require that the Registrant must be offered the opportunity to invest in any investment that would be suitable for the Registrant that is being presented to the Managed Affiliates to the extent of an amount proportionate to their respective consolidated assets. All co-investments with Managed Affiliates will receive specific advance approval from a majority of the members of the Management Board of the Registrant, including a majority of the independent members of the Management Board. Securities purchased in a joint transaction by both the Registrant and a Managed Affiliate will consist of the same class of securities, including the same registration rights, if any, and other rights related thereto, and will be purchased for the same unit consideration, all as governed by SBA regulations, and the approval of such transaction, including determination by the Independent Directors, will take place during the same time period.

     Notwithstanding the foregoing, the Registrant will not make an investment in the securities of an issuer in which one of the Managed Affiliates, but not the Registrant, has previously invested.

     The Registrant will be given the opportunity to dispose of any securities in which a Managed Affiliate and the Registrant have invested in proportion to the holdings of such securities. The Registrant will take advantage of such opportunity except to the extent that a majority of the members of its Management Board, including a majority of the independent members of the Management Board, determines otherwise. In connection with any such disposition, the Registrant will be required to bear no more than its proportionate share of the transaction costs.

     The Registrant will be given notice of any intention by a Managed Affiliate to exercise any conversion privilege or other right to acquire equity securities of an issuer in the securities in which both the Registrant and a Managed Affiliate have invested. There can be no assurances that the requested exemptive order will be issued.





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     Leasing Affiliates.  The investment strategy of the Trust and of the
Registrant also contemplates from time to time investing in the securities of an issuer which has entered into or will enter into lease financing arrangements or other financing arrangements with Berthel Fisher & Company Leasing, Inc. ("Leasing") and/or one or more equipment leasing limited partnerships for which Leasing serves as the general partner (the "Leasing Funds") (Leasing and the Leasing Funds together, the "Leasing Affiliates"). In each such case and in all transactions involving Leasing Affiliates, the Leasing Affiliate will be engaged in the ordinary course of business of providing lease, loan or other financing or financial services to the Portfolio Company. Subject to qualification for or receipt of any necessary exemptions, such financing or financial services from the Leasing Affiliates may, from time to time, involve equity-oriented investments as an adjunct to the financing or financial services.

     The Registrant and the Trust have applied for an order of the Commission exempting investments by the Registrant and the Trust in Portfolio Companies which have or will enter into equipment leases with Leasing Affiliates, subject to certain conditions. These conditions require the Investment Adviser and the Leasing Affiliates to provide information to the members of the Management Boards of the Trust and the Registrant which will enable such members to evaluate the investment opportunity. Specifically, the Trust and/or the Registrant will not invest in a Portfolio Company which has or will enter into an equipment lease with a Leasing Affiliate unless a majority of the members of the Management Board, including a majority of the members who are not interested persons, determine that: (i) the investment is in the best interest of the Trust or the Registrant, as applicable, and the Trust's shareholders, considering the equipment lease(s); (ii) the acquisition and/or financing of the equipment subject to such equipment lease(s) is/are required for the operation of the Portfolio Company; (iii) the Leasing Affiliate(s) party to the equipment lease(s) can perform under the equipment lease(s) in a manner at least equal in nature and quality to that which could be provided by others; and (iv) the terms of the equipment lease(s), including, without limitation, the compensation to be received by the Leasing Affiliate(s), are fair and reasonable in light of the terms offered by others in connection with transactions involving the leasing of equipment of the same type and quality. There can be no assurances that the requested exemptive order will be issued.

     Financial Services. The Registrant contemplates that from time to time, Berthel Fisher & Company Financial Services, Inc. ("Financial Services"), a registered broker-dealer, may provide brokerage, underwriting, investment banking, or other financial services to the Registrant, the Trust and Portfolio Companies of either, subject to receipt of or qualification for any necessary exemptions. From time to time, Financial Services may acquire equity securities of such Portfolio Companies in connection with the performance of such services.








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ITEM 4.  OWNERSHIP OF VOTING AND CONVERTIBLE SECURITIES
          OF OTHER ISSUERS

     As of August 31, 1997, the Registrant did not own, control or hold with the power to vote 5% or more of the voting securities of any company.

     The following table sets forth certain information as of August 31, 1997, with respect to those Portfolio Company investments in which the Registrant owns securities convertible into more than 5% of the voting securities of such portfolio companies:


----------------------------------------------------------------------------------------------------
NAME AND ADDRESS OF       NATURE OF ITS         TITLE OF              PERCENTAGE          PERCENTAGE
COMPANY                   PRINCIPAL             SECURITIES            OF VOTING           OF VOTING
                          BUSINESS              OWNED,                SECURITIES          SECURITIES
                                                CONTROLLED, OR        NOW                 OWNED
                                                HELD BY               OWNED               UPON FULL
                                                REGISTRANT                                CONVERSION


Kinseth Hospitality       Building,             $1 million            -0-                 12.5%
Company, Inc.             managing,owning       promissory
2 Quail Creek Circle      and operating         note
North Liberty, IA  52317  hotels/motels and
                          food and beverage     Warrant to
                          services.             acquire
                                                common stock
----------------------------------------------------------------------------------------------------

ITEM 5.   SPECIAL TAX PROVISIONS APPLICABLE TO REGISTRANT.

     Information in response to this Item 5 is incorporated by reference to the Registration Statement on Form N-2 of Berthel Growth & Income Trust I (Commission File No. 33-89506), filed with the Commission on June 21, 1995.


ITEM 6.  PENDING LEGAL PROCEEDINGS.

     There are no items to report.





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ITEM 7.  SUMMARY OF EARNINGS.

     Information in response to this Item 7 is incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 1996, of Berthel Growth & Income Trust I, and to the Quarterly Report on Form 10-Q for the three months ended June 30, 1997, of Berthel Growth & Income Trust I.

ITEM 8.  PERSONS IN CONTROL RELATIONSHIP
          WITH REGISTRANT.

     As of August 31, 1997, no person was controlled by the Registrant. The Registrant is deemed to be under the control of the Trust due to the Trust's ownership of all membership interests in the Trust. To the extent that the Management Agreement pursuant to which the Investment Adviser serves as investment adviser to the Registrant would be deemed to be control of the Registrant by the Investment Adviser, the Registrant is controlled by the Investment Adviser. To the extent that the Management Agreement pursuant to which the Investment Adviser serves as investment adviser to the Trust would be deemed to be control of the Trust by the Investment Adviser, the Registrant is under common control with the Trust. No other persons are known to the Registrant to be controlling, controlled by or under common control with the Registrant.

ITEM 9.  PERSONS OWNING EQUITY SECURITIES
          OF REGISTRANT.

     As of August 31, 1997, all membership interests in the Registrant, representing the sole class of equity securities and of voting securities of the Registrant, were owned of record by the Trust. Pursuant to Section 3(c)(1) of the Investment Company Act, all membership interests in the Registrant are deemed to be beneficially owned by the owners of beneficial interests in the Trust. As of August 31, 1997, no person owned 5% or more of the beneficial interests in the Trust, and accordingly, no person was deemed to own 5% or more of the membership interests in the Registrant as a result of such investment in the Trust.

     All officers and Directors of the Registrant, as a group, are the record owners of seven units of beneficial interest in the Trust, representing .07% of the total amount of such beneficial interests. Pursuant to Section 3(c)(1) of the Investment Company Act, such officers and Directors are deemed to be the beneficial owners of .07% of the total amount of membership interests in the Registrant, as a result of their investment in the Trust.

ITEM 10.   NUMBER OF HOLDERS OF EQUITY SECURITIES.

     As of August 31, 1997, all membership interests in the Registrant, representing the sole class of equity securities of the Registrant, were held of record by the Trust.

ITEM 11.  DIRECTORS AND EXECUTIVE OFFICERS.

     The Registrant is organized as a limited liability company under the laws of the State of Delaware. As such, the Registrant has no board of directors, but has a Management Board which functions in the same capacity as the board of directors of a traditional corporation. Members of the Registrant's Management Board are hereinafter referred to as "Directors." The Management Board will approve all of the Registrant's investments, approve the valuation of the Registrant's assets, and elect the officers of the Registrant. The officers of the Registrant will carry out the administrative duties of the Registrant in the same manner as officers of a traditional corporation.

     The following chart summarizes the names, positions and principal occupations of each of the Registrant's Directors and officers:


Name and Address          Positions and Officeswith     Principal Occupations during
                          Registrant                    Past Five Years
--------------------------------------------------------------------------------------
James D. Thorp            Director and President        President and Managing
100 Second Street SE                                    Director of the Investment
Cedar Rapids, Iowa 52401                                Adviser; Director of Berthel
                                                        Fisher; Vice President -
                                                        Investment Banking of
                                                        Berthel Fisher & Company
                                                        Financial Services, Inc.
                                                        ("Financial Services")
--------------------------------------------------------------------------------------
Henry T. Madden           Director                      Independent Trustee of the
100 Second Street SE                                    Trust; Director of MACC
Cedar Rapids, Iowa 52401                                Private Equities Inc. and
                                                        MorAmerica Capital
                                                        Corporation
--------------------------------------------------------------------------------------
Henry Royer               Director                      Independent Trustee of the
100 Second Street SE                                    Trust; President and Chief
Cedar Rapids, Iowa 52401                                Executive Officer of River
                                                        City Bank, Sacramento,
                                                        California; Chairman and
                                                        President of The Merchants
                                                        National  Bank of Cedar
                                                        Rapids (until August, 1994).
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
Thomas J. Berthel         Chairman                      Chairman and Chief
100 Second Street SE                                    Executive Officer of the
Cedar Rapids, Iowa 52401                                Investment Adviser; Chief
                                                        Executive Officer of Berthel
                                                        Fisher; Director and Chief
                                                        Executive Officer of
                                                        Financial Services; Chairman
                                                        of the Board of Amana
                                                        Colonies Golf Course, Inc.
--------------------------------------------------------------------------------------
Michael H. Reynoldson     Vice President                Senior Analyst for Financial
100 Second Street SE                                    Services; prior to 1996,
Cedar Rapids, Iowa 52401                                senior auditor for Price
                                                        Waterhouse.
--------------------------------------------------------------------------------------
Ronald O. Brendengen      Chief Financial Officer       Chief Financial Officer,
100 Second Street SE                                    Treasurer and Director of
Cedar Rapids, Iowa 52401                                Investment Adviser;
                                                        Controller, Treasurer and
                                                        Director of Berthel Fisher;
                                                        Treasurer and Director of
                                                        Financial Services.
--------------------------------------------------------------------------------------
Leslie D. Smith           Secretary                     Director and Secretary of
100 Second Street SE                                    Investment Adviser; General
Cedar Rapids, Iowa 52401                                Counsel and Secretary of
                                                        Berthel Fisher; from 1993-94,
                                                        Associate General Counsel
                                                        for Gateway 2000, Inc.
--------------------------------------------------------------------------------------

ITEM 12.   MEMBERS OF ADVISORY BOARD OF REGISTRANT.

     This item is not applicable.

ITEM 13.   REMUNERATION OF DIRECTORS, OFFICERS AND
             MEMBERS OF ADVISORY BOARD.

     All management services to the Registrant are provided by the Investment Advisor. Accordingly, the Registrant does not pay any salary, wages or other remuneration to its officers or employees. Directors of the Registrant receive no compensation from the Registrant for services as such, but will be reimbursed for reasonable out-of-pocket expenses relating to attendance at meetings or otherwise performing their respective duties. The Registrant maintains no retirement plans for the benefit of its officers or Directors.

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The LLC Agreement of the Registrant generally provides that no investment adviser, officer or Director, or member, shall be liable to the Registrant for any action taken or omitted in good faith, and with respect to any criminal action or proceeding, taken or omitted without reasonable cause to believe their conduct was unlawful. The LCC Agreement provides for the indemnification of the Registrant's investment adviser, officers and Directors, and members, to the extent of the Registrant's net assets, for any expense incurred in connection with any action taken or omitted on behalf of the Registrant and in furtherance of its interests. The LLC Agreement also provides that private members of the Registrant who are not affiliates of the Investment Adviser or the Management Board shall be indemnified by the Registrant to the extent of its net assets, with respect to any expense incurred such person as a result of any transaction of the Registrant. In addition, the LLC Agreement provides that the Registrant may purchase insurance with respect to the indemnification obligations described above.

ITEM 15.  CUSTODIANS OF PORTFOLIO SECURITIES.

     The Registrant has entered into a letter agreement, dated October 13, 1997, with Firstar Bank Cedar Rapids, N.A. (the "Custodian"), 222 Second Avenue, SE, Cedar Rapids, Iowa 52403. The agreement provides for the custody in a vault or other depository maintained by the Custodian of the securities and similar investments of the Registrant, which shall be physically segregated from those of any other persons. Pursuant to this agreement, the Custodian receives annually the greater of: (i) $1,000, or (ii)$500 plus applicable transaction fees.

ITEM 16.  INVESTMENT ADVISERS.

     Pursuant to a Management Services Agreement (the "Management Agreement"), dated as of May 13, 1997, between the Registrant and Berthel Fisher & Company Planning, Inc. (the "Investment Adviser"), 100 Second Street, SE, Cedar Rapids, Iowa 52401, the Investment Adviser serves as investment adviser for the
Registrant.    The Management Agreement provides that the Investment Adviser shall locate and present to the Registrant's Management Board suitable investment opportunities for consideration by the Management Board. The Investment Adviser is also required to provide all office space and employees necessary for the Registrant. As compensation for its services thereunder, the Investment Adviser is entitled to a management fee, payable quarterly in advance, equal to the lesser of (i) .625% of the Registrant's Combined Capital plus $31,250 if the Capital Commitment is less than $20,000,000, or (ii) .625% of the value of the Registrant's assets as determined from time to time in good faith by the Management Board. The Management Agreement also provides for the indemnification of the Investment Adviser. No managerial person of the Investment Adviser has been the subject of any legal proceedings described in
Item 401(k)(1) of Regulation S-K.

     Listed below are the names and addresses of the affiliated persons of the Registrant, as that term is defined in Section 2(a)(3) of the Investment Company Act who are also affiliated persons of the Investment Adviser, as well as the nature of the affiliation:


--------------------------------------------------------------------------------------
Name and Address          Nature of Affiliation with   Nature of Affiliation with the
                          the Registrant               Investment Adviser
--------------------------------------------------------------------------------------
Berthel Growth & Income   Owner of all membership      The Investment Adviser
 Trust I                  interests in the Registrant  serves as investment adviser
100 Second Street, S.E.                                to Berthel Growth & Income
Cedar Rapids, Iowa 52401                               Trust I
--------------------------------------------------------------------------------------
James D. Thorp            Director and President of    President and Managing
100 Second Street, S.E.   the Registrant               Director of the Investment
Cedar Rapids, Iowa 52401                               Adviser
--------------------------------------------------------------------------------------
Thomas J. Berthel         Chairman of the Registrant   Chairman and Chief
100 Second Street, S.E.                                Executive Officer of the
Cedar Rapids, Iowa 52401                               Investment Adviser; Chief
                                                       Executive Officer and
                                                       principal of Berthel Fisher
                                                       which owns all of the
                                                       outstanding voting securities
                                                       of the Investment Adviser
--------------------------------------------------------------------------------------
Michael H. Reynoldson     Vice President of the        Senior Analyst for the
100 Second Street, S.E.   Registrant                   Investment Adviser
Cedar Rapids, Iowa 52401
--------------------------------------------------------------------------------------
Ronald O. Brendengen      Chief Financial Officer of   Chief Financial Officer,
100 Second Street SE      the Registrant               Treasurer and Director of the
Cedar Rapids, Iowa 52401                               Investment Adviser
--------------------------------------------------------------------------------------
Leslie D. Smith           Secretary of the Registrant  Director and Secretary of the
100 Second Street SE                                   Investment Adviser
Cedar Rapids, Iowa 52401
--------------------------------------------------------------------------------------

ITEM 17.  BUSINESS AND OTHER CONNECTIONS OF
     INVESTMENT ADVISERS AND THEIR MANAGEMENTS.

     Information in response to this Item 17 is incorporated by reference to the Registration Statement on Form N-2 of Berthel Growth & Income Trust I (Commission File No. 33-89506), filed with the Commission on June 21, 1995.

ITEM 18.    INTEREST OF AFFILIATED PERSONS IN CERTAIN TRANSACTIONS.

     On May 16, 1997, the Registrant entered into a certain Investment Agreement (the "Investment Agreement") by and among Kinseth Hospitality Company, Inc. ("Kinseth"), the Trust and the Registrant. Pursuant to the Investment Agreement, the Registrant and the Trust each purchased a promissory note of Kinseth in the principal amount of $1,000,000, and a warrant to purchase 590 shares (representing 12.5% of the authorized shares) of the common stock, no par value, of Kinseth.

     The Trust is deemed to be an affiliated person of the Registrant pursuant to Section 2(a)(3) of the Investment Company Act due to the Trust's beneficial ownership of all of the issued and outstanding membership interests in the Registrant.


ITEM 19.  CAPITAL STOCK.

     Membership interests in the Registrant represent the sole class of capital stock of the Registrant. Although the Trust is presently the sole member of the Registrant and shall remain the sole member of the Registrant in order to comply with Rule 60a-1 under the Investment Company Act, the following describes the terms of the Registrant's Certificate of Formation and Limited Liability Company Agreement which set forth the rights of members of the Registrant.

     The Registrant's Certificate of Formation provides that no member may own 10% or more of the membership interests in the Registrant without the prior approval of the SBA. The Registrant's Limited Liability Company Agreement provides that the Management Board of the Registrant prior to December 31, 1997, without the consent of the members, and thereafter, with the consent of at least 66% in interest of the members, may admit one or more new members or may permit a member to increase its capital commitment. No member has the right to withdraw any capital contributed to the Registrant, to receive any property other than cash in return for its capital contribution, or has priority over any other member with respect to distributions. Members may not resign or withdraw from the Registrant without the consent of a majority in interest of the other members, and the prior written approval of the SBA if required by applicable law. Annual net income and net losses are allocated to members' capital accounts in respect to their percentage interests. Subject to applicable law, the Registrant's net cash flow will be distributed annually to members.

     The members shall have no right to participate in the management of the Registrant, which shall be managed by the Management Board. Actions which shall require the affirmative vote of a majority in interest of the members include the following: (i) amendment of the Certificate of Formation; (ii) amendment of the Limited Liability Company Agreement; (iii) approval of a voluntary dissolution of the Registrant; (iv) agreement to continue the business of the Registrant after an involuntary event of dissolution; (v) appointment of a liquidation trustee; (vi) approval of a merger, consolidation or other reorganization of the Registrant; (vii) approval a fundamental change in the business of the Registrant, including a sale of substantially all of the Registrant's assets other than in the ordinary course of business; (viii) election of members of the Management Board.

     The Registrant is not restricted with respect to the redemption or repurchase of membership interest while there exists an arrearage in the payment of dividends or sinking fund installments.

ITEM 20.  LONG TERM DEBT.

     The Registrant currently has no outstanding classes of long term debt.

ITEM 21.  OTHER SECURITIES.

     The Registrant currently has no authorized securities other than capital stock or long-term debt.

ITEM 22.  FINANCIAL STATEMENTS.

     Information in response to this Item 7 is incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 1996, of Berthel Growth & Income Trust I, and to the Quarterly Report on Form 10-Q for the three months ended June 30, 1997, of Berthel Growth & Income Trust I.

                                    PART II

       INFORMATION REQUIRED IN PROSPECTUS FOR SECURITIES BEING REGISTERED
                        UNDER THE SECURITIES ACT OF 1933


ITEMS 23 -28. DISTRIBUTION SPREAD; PLAN OF DISTRIBUTION; USE OF PROCEEDS TO
              REGISTRANT; SALES OTHERWISE THAN FOR CASH; INFORMATION REQUIRED BY ITEMS OF PART I; FINANCIAL STATEMENTS REQUIRED BY ITEM 22 OF
              PART I.

     Not applicable.

                                    PART III

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEMS 29-34. MARKETING ARRANGEMENTS; OTHER EXPENSES OF ISSUANCE AND
             DISTRIBUTION; RELATIONSHIP WITH REGISTRANT OF EXPERTS NAMED IN REGISTRATION STATEMENT; RECENT SALES OF UNREGISTERED SECURITIES; TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED; UNDERTAKING.

     Not Applicable.

ITEM 35. FINANCIAL STATEMENTS AND EXHIBITS.

     (a) Financial Statements:

         Not Applicable.

     (b) Exhibits:

         (1) Copies of the charter as now in effect -- Berthel SBIC, LLC Certificate of Formation

         (2) Copies of the existing by-laws or instruments corresponding thereto -- Limited Liability Company Agreement of Berthel SBIC, LLC

         (3) Copies of all instruments defining the rights of holders of the securities being registered including, where applicable, the relevant portion of the articles of incorporation or by-laws of the registrant -- Please see Exhibits (1) and (2)

         (4) Copies of all custodian agreements with respect to portfolio securities of the registrant -- Letter Agreement, dated October 13, 1997, between Berthel SBIC, LLC and Firstar Bank Cedar Rapids, N.A.

         (5) Copies of all indemnification contracts or arrangements described in response to Item 14 -- Limited Liability Company Agreement of Berthel SBIC, LLC -- Please see Exhibit (2)

         (6)(i) Copies of all investment advisory contracts to which the registrant is a party -- Management Services Agreement, dated May 13, 1997, between Berthel SBIC, LLC and Berthel Fisher & Company Planning, Inc.

         (6)(ii) Copies of all investment advisory contracts to which the registrant is a party -- Limited Liability Company Agreement of Berthel SBIC, LLC -- Please see Exhibit (2)

         (7) Copies of all bonus, profit sharing, pension or similar contracts or arrangements wholly or partly for the benefit of directors or officers of the registrant -- Not Applicable.

         (8) A copy of the registrant's license from the Small Business Administration -- To be supplied by amendment.

         (9) Copies of every material contract not made in the ordinary course of business which is to performed in whole or in part at or after the filing of the registration statement or which was made not more than two years before filing, except contracts called for by the foregoing instructions -- Not Applicable.

         (10) Copies of each underwriting contract with a principal underwriter, each syndicate agreement and each purchase, sub-underwriting or selling group agreement or letter pursuant to which the securities being registered are to be distributed or, if the forms of such documents are not determined, the proposed form thereof -- Not Applicable.

         (11) An opinion of counsel as to the legality of the securities being registered under the Securities Act of 1933, indicating whether they will when sold be legally issued, fully paid and non-assessable -- Not Applicable.

         (12) If the issuer has not yet obtained a license from the Small Business Administration, copies of any contract or arrangement made to assure that the funds paid in by investors for the securities being registered will be returned to them in the event such license is not obtained -- Not Applicable.

         (13)      Financial Data Schedule -- Not Applicable.


              [Remainder of this page intentionally left blank]

                                   SIGNATURES


     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cedar Rapids, and State of Iowa, on the 1st day of October, 1997.


                                                   BERTHEL SBIC, LLC



                                                   By /s/ James D. Thorp
                                                     ----------------------
                                                     James D. Thorp, President

                                 EXHIBIT INDEX

Number        Description                                                 Page

(1)           Copies of the charter as now in effect --
              Berthel SBIC, LLC Certificate of Formation                   25

(2)           Copies of the existing by-laws or instruments
              corresponding thereto -- Limited Liability
              Company Agreement of Berthel SBIC, LLC                       28

(3)           Copies of all instruments defining the rights of
              holders of the securities being registered
              including, where applicable, the relevant
              portion of the articles of incorporation or by-laws
              of the registrant -- Please see Exhibits (1) and (2)         --

(4)           Copies of all custodian agreements with respect
              to portfolio securities of the registrant --
              Letter Agreement, dated October 13, 1997, between
              Berthel SBIC, LLC and Firstar Bank Cedar Rapids,
              N.A.                                                         92

(5) Copies of all indemnification contracts or arrangements described in response to Item 14 -- Limited Liability
              Company Agreement of Berthel SBIC, LLC -- Please see
              Exhibit (2)                                                  --

(6)(i) Copies of all investment advisory contracts to which the registrant is a party -- Management Services Agreement, dated May 13, 1997, between Berthel SBIC, LLC and
              Berthel Fisher & Company Planning, Inc.                     100

(6)(ii) Copies of all investment advisory contracts to which the registrant is a party -- Limited Liability Company
              Agreement of -- Berthel SBIC, LLC -- Please see
              Exhibit (2)                                                  --

(7)           Copies of all bonus, profit sharing, pension or
              similar contracts or arrangements wholly or partly for
              the benefit of directors or officers of the registrant
              -- Not Applicable.                                           --

Number        Description                                                 Page


(8)           A copy of the registrant's license for the
              Small Business Administration -- To be supplied by
              amendment.                                                   --

(9)           Copies of every material contract not made in the
              ordinary course of business which is to performed
              in whole or in part at or after the filing of the
              registration statement or which was made not more
              than two years before filing, except contracts
              called for by the foregoing instructions
              -- Not Applicable.                                           --

(10)          Copies of each underwriting contract with a
              principal underwriter, each syndicate agreement
              and each purchase, sub-underwriting or selling
              group agreement or letter pursuant to which the
              securities being registered are to be distributed or,
              if the forms of such documents are not determined,
              the proposed form thereof -- Not Applicable.                 --

(11)          An opinion of counsel as to the legality of the
              securities being registered under the Securities
              Act of 1933, indicating whether they will when sold
              be legally issued, fully paid and non-assessable --
              Not Applicable.                                              --

(12)          If the issuer has not yet obtained a license from
              the Small Business Administration, copies of any
              contract or arrangement made to assure that the funds
              paid in by investors for the securities being registered
              will be returned to them in the event such license
              is not obtained -- Not Applicable.                           --

(13)          Financial Data Schedule -- Not Applicable.                   --